PREMIUM BILL

Insured: REALTY CAPITAL INCOME FUNDS TRUST

Date: October 31, 2016

Producer: ARC EXCESS & SURPLUS LLC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 23, 2015	82364062	ICAP Bond Ext		$ 57.00
To				
October 31, 2016		Ext to11/14/16		
Commission				
			TOTAL	$ 57.00

FEDERAL INSURANCE COMPANY

Endorsement No.: 20

Bond Number: 82364062

NAME OF ASSURED: REALTY CAPITAL INCOME FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	May 23, 2015
		to 12:01 a.m. on	November 14, 2016

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 31, 2016

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

UNANIMOUS WRITTEN CONSENT

IN LIEU OF A SPECIAL MEETING OF THE BOARD OF TRUSTEES

OF REALTY CAPITAL INCOME FUNDS TRUST

The undersigned, being the Trustees of Realty Capital Income Funds Trust (the “Trust”), pursuant to the provisions of Section 5.12.6 of the Trust’s Declaration of Trust, hereby waive all notice of time, place or purpose of a meeting, and consent to the adoption of the following resolutions in lieu of holding a special meeting of the Board of Trustees (the “Board”), and direct that this consent be filed within the minutes of the proceedings of the Board:

Approval of Extension of Fidelity Bond

WHEREAS, the Board, including the Trustees who are not “interested persons” of the Trust (the “Independent Trustees”), as the term “interested persons” is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has previously considered the form and amount of a fidelity bond for the policy period ending October 31, 2016 (the “Bond”), with due consideration given to all relevant factors, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Trust; and

WHEREAS, the Bond continues to meet the minimum statutory requirements prescribed by Section 17(g) of the 1940 Act, and Rule 17g-1(a) thereunder, with respect to the amount of the Bond in reference to the value of the aggregate assets of the Trust; and

WHEREAS, the Board desires to extend the current Bond for a limited term not to exceed beyond November 14, 2016 (the “Endorsement”) and finds that the Bond, inclusive of the Endorsement, continues to be appropriate in terms of form, amount, coverage and additional premium.

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Trustees, hereby adopts and approves in all respects the Endorsement, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it is

FURTHER RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Trust and on its behalf, the Endorsement; and it is

FURTHER RESOLVED, that the officers of the Trust be, and hereby are, designated as the parties responsible for making the necessary filings and giving the notices with respect to the Endorsement required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Approval of Extension of D&O/E&O Policy

WHEREAS, the Board, including the Independent Trustees, has previously approved the Trust’s purchase of a Trustees and Officers’ Errors and Omissions Liability insurance policy (the “D&O/E&O Policy”) issued by XL Specialty in the amount of $5,000,000 with an annual premium of $125,000 for the term of October 29, 2015 to October 29, 2016; and

WHEREAS, the Board desires to extend the current D&O/E&O Policy for a limited term not to exceed beyond November 14, 2016 (the “D&O/E&O Extension”) and finds that the D&O/E&O Policy, inclusive of the D&O/E&O Extension, continues to be appropriate in terms of form, amount, coverage and additional premium.

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Trustees, hereby adopts and approves in all respects the D&O/E&O Extension, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it is

FURTHER RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Trust and on its behalf, the D&O/E&O Extension.

* * *

IN WITNESS HEREOF, the undersigned, being the Trustees of the Trust, have executed this written consent on this 28th day of October, 2016.

/s/ Edward M Weil, Jr.	/s/ Dr. Robert J. Froehlich
Edward M Weil, Jr.	Dr. Robert J. Froehlich
Trustee	Trustee

/s/ Leslie D. Michelson
Leslie D. Michelson
Trustee